EXHIBIT 99.1

Profound Medical Announces Non-Brokered Private Placement

TORONTO, Jan. 16, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (TSX:PRN; NASDAQ:PROF) ("Profound" or the "Company") is pleased to announce that the Company has entered into subscription agreements, dated as of January 16, 2024, with certain existing Canadian institutional investors, in connection with a non-brokered private placement (the "Private Placement") for aggregate gross proceeds of approximately US$2,937,502.

In connection with the closing of the Private Placement, the Company is expected to issue an aggregate of 391,667 common shares in the capital of the Company ("Common Shares") at a price of US$7.50 per Common Share. All of the Common Shares issued in connection with the Private Placement will be subject to a four-month and one day statutory hold period. The Company expects to use the proceeds from the closing to fund the continued commercialization of the TULSA-PRO® system in the United States, the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally and for working capital and general corporate purposes.

The closing of the Private Placement is expected to occur on or about January 17, 2024, subject to customary closing conditions.

The Company is offering the Common Shares in Canada only. The Common Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referenced in this press release, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia ("BPH"). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration ("FDA").

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but are not limited to, statements with respect to the Private Placement (including size, pricing and closing date) and the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma and the expected use of proceeds from the Private Placement. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the Private Placement (including that the Private Placement may not close and/or that the Company’s use of proceeds of the Private Placement may differ from those indicated), the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849